UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Ardea Biosciences, Inc.

 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share

 (Title of Class of Securities)

03969P107

 (CUSIP number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

 (Name, address and telephone number of person authorized to receive notices and communications)

June 19, 2012

 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baker Bros. Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian C. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 03969P107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix J. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

CUSIP No. 03969P107	13D

Amendment No. 12 to Schedule 13D

This Amendment No. 12 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D filed by Baker Bros. Advisors, LLC (the “Adviser”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.

On June 19, 2012, pursuant to that certain Agreement and Plan of Merger, dated April 21, 2012, by and among Ardea Biosciences, Inc. (the “Issuer”), Zeneca Inc., a Delaware corporation (“Zeneca”) and QAM Corp., a Delaware corporation and wholly owned subsidiary of Zeneca (“QAM”), QAM merged with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly owned subsidiary of Zeneca (the “Merger”).

As consideration for the Merger, the outstanding shares of common stock of the Issuer were automatically cancelled and converted into the right to receive $32.00 per share in cash, without interest. The following entities were direct holders of shares of the Issuer’s common stock and had their shares automatically cancelled and converted as discussed above: FBB Associates (2,302 shares), Baker Bros. Investments, L.P. (60,827 shares), Baker Bros. Investments II, L.P. (65,882 shares), Baker Tisch Investments, L.P. (99,636 shares), 667, L.P. (1,646,964 shares), Baker Brothers Life Sciences, L.P. (4,922,226 shares) and 14159, L.P. (116,454 shares).

Julian C. Baker and Felix J. Baker are the sole partners of FBB Associates. Baker Bros. Investments, L.P. ("Baker Bros. Investments") is a limited partnership of which the sole general partner is Baker Bros. Capital, L.P. , a limited partnership of which the sole general partner is Baker Bros. Capital (GP), LLC. Baker Bros. Investments II, L.P. ("Baker Bros. Investments II") is a limited partnership of which the sole general partner is Baker Bros. Capital, L.P. , a limited partnership of which the sole general partner is Baker Bros. Capital (GP), LLC. Baker Tisch Investments, L.P. ("Baker Tisch") is a limited partnership of which the sole general partner is Baker Tisch Capital, L.P. , a limited partnership of which the sole general partner is Baker Tisch Capital (GP), LLC. 667, L.P. ("667") is a limited partnership of which the sole general partner is Baker Biotech Capital, L.P. , a limited partnership of which the sole general partner is Baker Biotech Capital (GP), LLC. Baker Brothers Life Sciences, L.P. ("Life Sciences") is a limited partnership of which the sole general partner is Baker Brothers Life Sciences Capital, L.P., a limited partnership of which the sole general partner is Baker Brothers Life Sciences Capital (GP), LLC. 14159, L.P. ("14159", and together with Baker Bros. Investments, Baker Bros. Investments II, Baker Tisch, 667 and Life Sciences, the "Funds") is a limited partnership of which the sole general partner is 14159 Capital, L.P. , a limited partnership of which the sole general partner is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of the general partner of each of the Funds. The Adviser serves as the Investment Adviser to the Funds. In connection with the services provided by the Adviser, the Adviser receives an asset-based management fee that does not confer any pecuniary interest in the securities held by the Funds. Julian C. Baker and Felix J. Baker are principals of the Adviser. The Adviser has complete and unlimited discretion and authority with respect to the investment and voting power of the securities held by the Funds. The general partners of the Funds relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds.

CUSIP No. 03969P107	13D

Furthermore, as consideration for the Merger, the warrants to purchase shares of the Issuer’s common stock were automatically cancelled and converted into the right to receive a cash payment equal to the excess of $32.00 over the per share exercise price of such warrants for each share of the Issuer’s common stock subject to such warrants, without interest, and less the amount of any required tax withholding. The following entities were direct holders of warrants to purchase shares of the Issuer’s common stock and had their warrants automatically cancelled and converted as discussed above: Baker Bros. Investments II, L.P. (warrants to purchase 205 shares), Baker Tisch Investments, L.P. (warrants to purchase 998 shares), 667, L.P. (warrants to purchase 46,195 shares), Baker Brothers Life Sciences, L.P. (warrants to purchase 147,292 shares) and 14159, L.P. (warrants to purchase 4,023 shares). The per share exercise price for each of the warrants was $11.14.

In addition, as consideration for the Merger, the options to purchase 50,000 shares in the aggregate of the Issuer’s common stock held by Felix J. Baker were automatically cancelled and converted into the right to receive a cash payment equal to the excess of $32.00 over the per share exercise price of such options for each share of the Issuer's common stock subject to such options, without interest and less the amount of any required tax withholding. Of the options to purchase that were cancelled and converted, 25,000 options had a per share exercise price of $14.52, 12,500 options had a per share exercise price of $25.97, and 12,500 options had a per share exercise price of $16.47.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference.

(c) The disclosure in Item 4 above is incorporated herein by reference. Except as otherwise set forth in this Schedule 13D, as amended, none of the Reporting Persons have effected any other transactions in securities of the Issuer during the past sixty days.

(d) None.

(e) The Reporting Persons ceased being beneficial owners of more than five percent of the common stock of the Issuer on June 19, 2012, the effective date of the Merger.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement dated June 21, 2012, with respect to Amendment No. 12 to Schedule 13D, by and among Baker Bros. Advisors, LLC, Julian C. Baker and Felix J. Baker

CUSIP No. 03969P107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment is true, complete and correct.

EXECUTED as of this 21st day of June, 2012.

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

By:	/s/ Julian C. Baker
Julian C. Baker

By:	/s/ Felix J. Baker
Felix J. Baker